UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Prestige Wealth Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.000625 per share

(Title of Class of Securities)

G7244A119

(CUSIP Number)

Prestige Financial Holdings Group Limited

Craigmuir chambers, Road Town, Tortola, VG 1110,

British Virgin Islands

Tel: +852 2122 8588

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 2, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7244A119

1.	Names of Reporting Persons. Prestige Financial Holdings Group Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,236,383.8 shares (1)
	8.	Shared Voting Power
	9.	Sole Dispositive Power 2,236,383.8 shares (1)
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,236,383.8 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.63% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents 2,236,383.8 Class B Ordinary Shares held by Prestige Financial Holdings Group Limited, a British Virgin Islands company. Prestige Financial Holdings Group Limited is wholly owned by Chi Tak Sze. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of Class B Ordinary Shares is entitled to twenty votes per share on all matters submitted to them for vote.
(2)	Calculated based on the assumption of all Class B Ordinary Shares being converted into Class A Ordinary Shares at a 1:1 ratio.

CUSIP No. G7244A119

1.	Names of Reporting Persons. Chi Tak Sze
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,236,383.8 shares (1)
	8.	Shared Voting Power
	9.	Sole Dispositive Power 2,236,383.8 shares (1)
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,236,383.8 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.63% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents 2,236,383.8 Class B Ordinary Shares held by Prestige Financial Holdings Group Limited, a British Virgin Islands company. Prestige Financial Holdings Group Limited is wholly owned by Chi Tak Sze. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of Class B Ordinary Shares is entitled to twenty votes per share on all matters submitted to them for vote.
(2)	Calculated based on the assumption of all Class B Ordinary Shares being converted into Class A Ordinary Shares at a 1:1 ratio.

Item 1. Security and Issuer.

This statement of beneficial ownership on Schedule 13D (this “Statement”) relates to the ordinary shares of Prestige Wealth Inc. (the “Issuer”). The principal executive offices of the Issuer are located at Suite 3201, Champion Tower 3 Garden Road, Central, Hong Kong. The Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “PWM.”

Item 2. Identity and Background.

(a)	This Statement is filed by Prestige Financial Holdings Group Limited and Chi Tak Sze(the “Reporting Persons”).

(b)	The business address of the Reporting Persons is Craigmuir chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(c)	N/A.

(d)–(e)	During the last five years, each of the Reporting Persons has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Prestige Financial Holdings Group Limited is a company incorporated under the laws of British Virgin Islands. Chi Tak Sze is a citizen of Hong Kong.

Item 3. Source and Amount of Funds or Other Consideration.

An extraordinary general meeting of the shareholders of the Issuer (“Meeting”) was held on December 29, 2023. At the Meeting, the shareholders of the Issuer resolved, among other thing, that 5,135,788.8 Class A Ordinary Shares held by PRESTIGE FINANCIAL HOLDINGS GROUP LIMITED be repurchased out of the proceeds of the fresh issuance of 5,135,788.8 Class B Ordinary Shares to PRESTIGE FINANCIAL HOLDINGS GROUP LIMITED made for the purposes of the repurchase, and such issuance of 5,135,788.8 Class B Ordinary Shares to PRESTIGE FINANCIAL HOLDINGS GROUP LIMITED be made for the purposes of the repurchase (the “Repurchase and Issuance”).

Item 4. Purpose of Transaction.

The information regarding the Transfers set forth in Item 3 above is incorporated into this Item 4 by reference. All of the Class B Ordinary Shares beneficially owned by the Reporting Persons, as reported in this Statement, were received and divested in connection with the Repurchase and Issuance.

Prestige Financial Holdings Group Limited currently owns 8.63% outstanding shares and 16.67% voting power of the Issuer, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Statement, each of the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, each of the Reporting Person, at any time, and from time to time, may review, reconsider and change his position and/or change his purpose and/or develop such plans and may seek to influence management of the Issuer or the Board of Directors with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer, or other persons.

Item 5. Interest in Securities of the Issuer.

(a) - (b)

The responses of the Reporting Persons with respect to Rows 11 and 13 on the cover pages of this Statement that relate to the aggregate number and percentage of Ordinary Shares (including, but not limited to, footnotes to such information) are incorporated herein by reference.

The responses of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Statement that relate to the number of ordinary shares as to which the Reporting Persons referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including, but not limited to, footnotes to such information) are incorporated herein by reference.

(c)	Except as set forth in this Statement, each of the Reporting Person has not, to the best of their knowledge, engaged in any transaction with respect to the Issuer’s Ordinary Shares during the sixty days prior to the date of filing this Statement.

(d)	Except as described in Item 3, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the ordinary shares beneficially owned by the Reporting Persons as reported in this Statement.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Chi Tak Sze

/s/ Chi Tak Sze

Prestige Financial Holdings Group Limited

By:	/s/ Chi Tak Sze
Name:	Chi Tak Sze
Title:	Director

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Class A Ordinary Shares, $0.000625 par value per share, of Prestige Wealth Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this agreement as of December 13, 2024.

Prestige Financial Holdings Group Limited

By	/s/ Chi Tak Sze
Name:	Chi Tak Sze
Title:	Director

Chi Tak Sze

/s/ Chi Tak Sze
Name:	Chi Tak Sze